Clifton Star Resources announces that it has adopted
an Advance Notice By-Law

Quebec City, QUEBEC-- (October 3, 2013) – Clifton Star Resources Inc. (“Clifton Star” or the “Corporation”) (TSXV-CFO; Deutsche Boerse-C3T) announces the approval by its board of directors (the “Board”) of an advance notice by-law (the "Advance Notice By-Law") on October 1, 2013, which Advance Notice By-Law amends the Corporation’s by-laws.

The Advance Notice By-Law requires advance notice to the Corporation in circumstances where nominations of persons for election as a director of the Corporation are intended to be made by shareholders other than pursuant to: (i) a notice of a meeting made pursuant to the provisions of the Canada Business Corporations Act (the "Act"); or (ii) a shareholder proposal made pursuant to the provisions of the Act. With the adoption of this Advance Notice By-Law, Clifton Star is following the best practices that are currently emerging in Canada for the election of directors.

Among other things, the Advance Notice By-Law fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, the notice to the Corporation must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; however, in the event that the annual meeting of shareholders is to be held on a date that is less than 40 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the nominating shareholder may be made not later than the close of business on the tenth day following the announcement date.

In the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), the notice to the Corporation must be made not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The Advance Notice By-Law provides a clear process for shareholders to follow to nominate directors and sets out a reasonable time frame for nominee submissions along with a requirement for accompanying information. The purpose of the Advance Notice By-Law is to treat all shareholders fairly by ensuring that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice By-Law should assist in facilitating an orderly and efficient meeting process.

The Advance Notice By-Law is effective as of October 1, 2013 and will be placed before shareholders for ratification at the Corporation’s next annual and special meeting of shareholders which is scheduled for December 3, 2013 (the “Meeting”).

For purposes of the Meeting, in accordance with the terms of the Advance Notice By-Law, the Board has determined that notice of nominations of persons for election to the Board at the Meeting must be made by November 4, 2013. Such notice must be in the form, and given in the manner, prescribed by the Advance Notice By-Law. The full text of the Advance Notice By-Law is available under the Corporation’s profile on SEDAR at www.sedar.com.

At the Meeting, the shareholders of the Corporation will also be asked to approve the continuation, amendment and restatement of the Corporation’s existing shareholder rights plan (the “Shareholder Rights Plan”). The Shareholder Rights Plan was originally confirmed by the shareholders of the Corporation at the annual and special meeting of shareholders of the Corporation held on December 13, 2010. The Amended and Restated Shareholder Rights Plan is intended to allow the Board sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Corporation and to provide every shareholder an equal opportunity to participate in such bid. The Amended and Restated Shareholder Rights plan shall provide namely for the continuation of the Shareholder Rights Plan, subject to the approval of the Corporation’s shareholders and of the TSX Venture Exchange.

For further information please contact:

Michel F. Bouchard

President and CEO

418-914-9922

mbouchard@cfo-star.com

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